                                                                     EXHIBIT 8.1

                   [LETTERHEAD OF COOPERS & LYBRAND L.L.P.]

                               January 10, 1997

John Karcanes, President
Bio-Vascular, Inc.
2575 University Avenue
St. Paul, MN 55114-1024

Dear Mr. Karcanes:

You have requested our opinion regarding the tax consequences of the proposed spin-off by Bio-Vascular, Inc. (Bio) of its wholly-owned subsidiary, Vital Images, Inc. (Vital). Our opinion is based solely upon the facts provided by Bio-Vascular and its representatives. Accordingly, if there are any facts which differ from or are not explicitly stated herein, our opinion may differ from that expressed in this letter.

Facts

Bio-Vascular, a Minnesota corporation incorporated on July 29, 1985, develops, manufactures and markets proprietary specialty medical products for use in thoracic, cardiac, neuro and vascular surgery. In July of 1985 Bio acquired certain rights to the cardiovascular business of Genetic Laboratories Inc. (BioPlasty). In February of 1986 Bio acquired all of Genetic's interest in a small diameter graft. Genetic (which subsequently changed its name to Bioplasty) became a privately held company followings its chapter 7 bankruptcy filing. Bio, while manufacturing some and marketing all of its acquired products, developed and acquired various technologies, establishing a niche in the medical device marketplace. Bio sought acquisitions which would leverage its existing development and management capabilities. In 1993 and 1994, Bio's products seemed to have settled into very low growth patterns or, in the case of its largest selling product, declining sales. At that time Bio also closed clinical studies of its small diameter graft, significantly reducing its growth potential. Bio, seeking products and technology to generate growth, acquired Vital. Vital, an Iowa corporation incorporated on September 3, 1988 develops, markets and supports software products for three-dimensional visualization and visualization systems. At the time of its acquisition, Vital possessed products suitable for current marketing but lacked the cash to develop further its products and also lacked depth in its management resources and capabilities, both of which Bio was able to supply. Bio acquired Vital on May 24, 1994 in a tax-free acquisition pursuant to Internal Revenue Code section 368(a)(1)(B). One share of Bio stock was exchanged for each share of outstanding Vital stock. The primary shareholder of Vital, at the time of its acquisition by Bio, was Dr. Vincent Argiro, who owned 31 percent of Vital. Since the acquisition, Dr. Argiro has owned and continues to own approximately 5.4 to 5.6 percent of Bio stock. As a result of the acquisition, Bio became the common parent of an
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John Karcanes, President               2                     January 10, 1997


affiliated group of corporations, namely Bio and Vital, which currently files a consolidated federal income tax return as an accrual basis taxpayer whose fiscal year ends October 31.

As a result of the acquisition, Bio was able to provide key resources and the expertise necessary to develop Vital's core operational, management and strategic infrastructure. Simultaneously and unexpectedly, Bio's own research led to its significant success in the development and marketing of tissue technology. The result of this fortuitous but unanticipated development means, however, that extensive financial and management resources are currently required by both companies to maximize their technologies and related opportunities. In other words, with limited resources available to allocate between these two disparate technologies (surgical and imaging), with their diverging distribution requirements and their significant demands for management focus, the lack of synergy between Bio and Vital has become both apparent and pronounced. Prompted by this divergence and the resulting lack of synergy, Bio now proposes to distribute Vital stock pro rata to its shareholders. In conjunction with the proposed transaction, Bio will make an equity contribution to Vital of its outstanding inter-company receivable (approximately $3 million) and cash in amount of approximately $10 million. This contribution is intended to provide Vital with resources sufficient to allow it to complete development of its imaging workstation product and to increase its distribution network. All property (real, intellectual or intangible) will remain with its respective business following the separation. For each two shares of Bio common stock, held on the date of record, Bio shareholders will receive one share of Vital common stock. The proposed date of distribution is March 31, 1997.

On October 31,1996, Bio had 20,000,000 authorized shares of which 9,484,898 were issued and outstanding. Prior to the distribution, Dr. Vincent Argiro will decrease, through stock sales on the open market, his percentage ownership (including options) of Bio to below 5 percent. As a result, following the distribution shareholders owning more than 5 percent of common stock will include only Perkins Capital Management, Inc., which currently controls 9.4 percent. Because Perkins Capital Management Inc. does not possess beneficial ownership of its shares, in substance there will be no "significant shareholders," as defined by Rev. Proc. 96-30, following the spin-off. To ensure continuity of management and to facilitate the transition following the distribution, the Board of Directors of Bio and Vital will share three common directors for a period of no more than 18 months. After this period of transition, a one-member overlap between the Bio and Vital boards is likely. There will also be a period of transition during which Bio will provide management support for Vital which currently lacks a developed independent management structure of its own. Vital will assume responsibility for Accounting Finance, Human Resources and Regulatory Affairs, within a reasonable period of time after the hire of each of the individuals responsible for any particular activity, presumably for a given department within two months of each new hire. It is expected that the transition will be effected, in toto, as the hire of different positions and responsibilities is completed. In no case will the entire transition period extend beyond six months post-distribution. Consideration for this management support will be for fair market value based on terms and conditions arrived at by the parties
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John Karcanes, President               3                      January 10, 1997


bargaining at arm's length. After a period of transition during which the new CFO will put in place Vital's own management structure, Bio will provide no further management support for Vital and the separation of the two entities will then be complete.

Representations:

The representatives of Bio and Vital make the following representations.


 . The fair market value of Vital stock to be received by each shareholder of Bio will be approximately equal to the fair market value of Bio stock surrendered by the shareholder in the exchange. Thus for each two shares of Bio owned, one share of Vital will be distributed to each Bio shareholder.

 . Following the transaction, Bio and Vital will each continue the active conduct of its business, independently and with its separate employees. Vital will assume responsibility for Accounting, Finance, Human Resources and Regulatory Affairs, within a reasonable period of time after the hire of each of the individuals responsible for any particular activity, presumably for a given department within two months of each hire. It is expected that the transition will be effected, in toto, as the hire of different positions and responsibilities is completed. In no case will the entire transition period extend beyond six months post-distribution.

 . The distribution of Vital stock is carried out because the separation of Bio-
  Vascular and Vital will enhance the success of their respective businesses for the following business reasons.

The separation:

  . will make the corporations more attractive to the capital markets;

  . will allow greater management focus on the separate businesses;

  . will allow each business to invest in research and development and marketing appropriate to its particular stage of development;

  . allow each business to focus its technology base and research and development process on its particular and distinct needs; and,

  . will allow each business to focus on its distinct marketing strategies and sale channels.

 . There is no plan or intention by any shareholder who owns 5 percent or more of the stock of the Bio, and the management of Bio, to its best knowledge, is not aware of any plan or

John Karcanes, President               4                      January 10, 1997


  intention on the part of any particular remaining shareholder or security holder of Bio to sell, exchange, transfer by gift, or otherwise dispose of any stock in, or securities of, either Bio or Vital after the transaction with either the result or intention of disturbing the shareholders' continuity of proprietary interest in either Vital or Bio.

 . There is no plan or intention by either Bio or Vital, directly or through any subsidiary corporation, to purchase any of its outstanding stock after the transaction.

 . Bio and Vital have no accumulated earnings and profits at the beginning of their respective taxable years;

 . Bio and Vital will have no current earnings and profits as of the date of the distribution;

 . Current earnings and profits at the end of Bio's fiscal year are projected, although not calculable with any reasonable accuracy at this time;

 . No distribution of property by Bio immediately before the transaction would require recognition of gain resulting in current earnings and profits for the taxable year of the distribution;

 . No intercorporate debt will exist between Bio and Vital at the time of, or subsequent to, the distribution of Vital stock.

 . Immediately before the distribution, items of income, gain, loss, deduction, and credit will be taken into account as required by the applicable intercompany transaction regulations, 1.1502-13 and 1.1502-14, as in effect before T.D. 8597 and after T.D. 8597.

 . Payments made in connection with all continuing transactions, if any, between Bio and Vital will be for fair market value based on terms and conditions arrived at by the parties bargaining at arm's length.

Law & Analysis

Internal Revenue Code section 355 allows for a tax-free division of a corporate enterprise into two separate corporations with the result that the original shareholders control two separate corporations in place of owning shares of a single former corporation. Underlying the tax-free treatment offered by section 355 is the premise that nonrecognition is appropriate where owners of a business merely change the business form while continuing to operate the business. Thus, receipt of stock of a "controlled corporation" results in no gain or loss to the shareholders or to the "distributing corporation." 355(a); 1.355-1. If shareholders receive property other than
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John Karcanes, President               5                      January 10, 1997


stock, the provisions of section 356 determine the tax consequences of that portion of the transaction.

Section 355 Requirements

To benefit from the nonrecognition provisions of section 355, it is necessary to meet its rather exacting requirements, designed to prevent a "bail-out" of corporate earnings and profits at capital gains rates. This potential for a "bail-out" exists because, following a spin-off, shareholders will be accorded capital gains treatment on either the sale of their shares or liquidation of one of the two corporations whose interest they now own, rather than dividend, i.e. ordinary income, treatment for what would otherwise be a distribution out of corporate earnings and profits.

The requirements to be met for a tax-free spin-off are set forth in the Internal Revenue Code and the regulations promulgated under the applicable Code section. Revenue Procedure 96-30 offers additional guidelines. Revenue Procedures published by the Internal Revenue Service provide guidelines which must be met in order to receive a favorable advance ruling regarding the tax consequences of a proposed transaction. While lacking the force of law and not binding on those who do not seek an advance ruling, the Procedure guidelines nonetheless offer substantial authority/1/ for the position, for example, that a particular transaction is tax-free.

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/1/  Regulation 1.6662-4(d)(1) states the general rule: "If there is or was substantial authority for the tax treatment of an item (not a tax shelter item), the item is treated as if it were shown properly on the return for the taxable year in computing the amount of tax shown on the return." 1.6662-4(d)(1). Cf. 1.6661-3. In essence, substantial authority serves to insulate the taxpayer from the imposition of penalties due to a substantial understatement of tax or because of lack of accuracy.

     Regulation 1.6662-4(d)(3) specifically includes revenue procedures, inter alia, in its express definition of what constitutes substantial authority. This regulation provides an exclusive list of authority deemed to qualify as substantial authority. But note Regulation 1.6661-3(b)(3): "There may be substantial authority for the tax treatment of an item despite the absence of certain types of authority. Thus, a taxpayer may have substantial authority for a position that is supported only by a well-reasoned construction of the applicable statutory provision." Cf. 1.6662-4(d)(3)(ii).

     The "substantial authority standard" is defined as "an objective standard involving an analysis of the law and application of the law to relevant facts. The substantial authority standard is less stringent than the "more likely than not" standard (the standard that is met when there is a greater than 50-percent likelihood of the position being upheld), but more stringent than the reasonable basis standard (the standard which, if satisfied, generally will prevent imposition of the penalty under section 6662(b)(1)[negligence or disregard of rules or regulations] for negligence)." 1.6662-4(d)(2). Cf. 1.6661-3(a)(2).

John Karcanes, President               6                      January 10, 1997


The Internal Revenue Code states five statutorily prescribed requirements.

  . The distributing corporation must be in control of the subsidiary, or controlled corporation, immediately before the transaction. 355(a)(1)(A). Control, defined by reference to section 368(c), means ownership of stock possessing at least 80 percent of the voting power of all classes of stock and at least 80 percent of the total number of shares of all other classes of stock.

  . Both the distributing and the controlled corporations must be engaged in the "active conduct of a trade or business" immediately after the distribution. 355(a)(1)(C); 355(b)(1)(A).

  . Both the distributing and controlled corporations must satisfy the "active conduct of a trade or business" for the 5-year period which precedes the transaction. 355(a)(1)(C); 355(b)(2)(B).

    The distributing corporation must distribute all of the stock or securities of the controlled corporation (or stock sufficient to satisfy the definition of control stated in section 368(c)). 355(a)(1)(D).

  . The distribution must not be used principally as a "device" for distributing the corporation's earnings and profits. 355(a)(1)(B); 1.355-2(d).

The Regulations add two additional requirements while in general expatiating on those set forth in the Code.

  . For section 355 to apply, there must be one or more corporate business purposes. 1.355-2.

  . There must be continuity of interest in each of the modified corporate forms following the separation. 1.355-2(c).

Revenue Procedure 96-30 defines as an acceptable corporate business purpose a separation which will enhance the success of the businesses by enabling the corporations to resolve management, systemic, or other problems that arise (or are exacerbated) by the taxpayer's operation of different businesses within a single corporation or affiliated groups.

Factors which are deemed potentially inconsistent with such a corporate business purpose and, hence, which cause the Service to scrutinize the transaction more carefully include:

  . the presence of a significant shareholder, that is an individual who, directly or indirectly, is the owner of 5 percent or more of either the distributing or controlled corporation and who

John Karcanes, President               7                      January 10, 1997


    actively participates in the management or operation of either the distributing or controlled corporation;

  . a continuing relationship between distributing and controlled corporations;

  . cross ownership by a significant shareholder of any direct or indirect continuing interest in both distributing and controlled;

  . internal restructuring where the distributee would not be eligible for 100-percent dividends received deduction by the terms of Internal Revenue Code section 243; and,

  . a continuing relationship (as, for example, either a director or employee) between the two businesses where the spin-off is to allow a significant shareholder to concentrate on a particular business.

Requirements of the Internal Revenue Code

Control

The first requirement of section 355 is that the distributing corporation must control the corporation whose stock or securities are being distributed. 355(a)(1). Control is defined as more than 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. 368(c). Bio-Vascular owns Vital Images as a wholly-owned (100 percent) subsidiary. Consequently, the proposed transaction satisfies the control requirement.

Distribution of stock or securities

The distributing corporation must distribute all (or stock sufficient to satisfy the definition of control set forth in section 368(c)) of the stock or securities of the controlled corporation. 355(a)(1)(B). All of the Vital stock is being distributed pro rata by Bio to its shareholders and Bio will retain no stock or securities in Vital, thereby satisfying this requirement.

"Active Conduct of a Trade or Business"

The "active conduct of a trade or business" requirement is the principal anti- "bail-out" provision of section 355 and is defined with particularity in Regulation 1.355-3(b). A corporation is treated as engaged in the active conduct of a trade or business if it is itself engaged in the active conduct of a trade or business. 355(b)(2)(A). The "active conduct" requirement is comprised of two parts: both businesses must have been actively conducted during the 5-year period ending on the date of the spin-off (355(b)(2)(A)-(B)) and both businesses must continue to be actively

John Karcanes, President                         8              January 10, 1997

conducted following the spin-off (355(b)(1)(A)). The "active conduct" requirement will not be met if control was acquired through a taxable transaction. 355(b)(2)(C)-(D).

Satisfaction of the various facets of the "active conduct of a trade or business" requirement eliminates the concern that the spin-off is an attempt to bail-out corporate earnings at capital gains rates (through the liquidation, for example, of one of the corporations). If active for the preceding five years, the spin-off does not represent a temporary investment of liquid assets in a business which would allow the "bail-out" of earnings and profits by an immediate disposition of that new business. The requirement that the business not have been acquired in either a taxable asset purchase or stock acquisition (355(b)(2)(C)-(D)) within the preceding 5-year period reinforces this concern.

Both Bio and Vital satisfy the requirement of being engaged in the active conduct of a trade or business for the preceding 5-year period (their respective dates of incorporation are 1985 and 1988 with active conduct continuous from their incorporation) and both intend to continue the active conduct of their respective trades or business in the period immediately following the proposed spin-off. While Bio acquired Vital in 1994 (within the 5-year period ending on the date of the proposed spin-off), the acquisition was by means of a tax-free reorganization, carried out under the terms of section 368(a)(1)(B). Hence, the acquisition will not violate the terms of 355(b)(2)(D). Thus, all of the requirements regarding the active conduct of a trade or business are satisfied.


Distribution not principally a "device"


Section 355 requires that the distribution not be used principally as a "device" for distributing corporate earnings and profits. 355(a)(1)(B). "Section 355 recognizes that a tax-free distribution of the stock of a controlled corporation presents a potential for tax avoidance by facilitating the avoidance of the dividend provisions of the Code through the subsequent sale or exchange of stock of one corporation and the retention of the stock of another corporation. A device can include a transaction that effects a recovery of basis." 1.355-2(d)(1).

A "facts and circumstances" test, including an examination of whether factors indicative of device or nondevice are present, is used to determine whether the stock distributed through the spin-off is a "device." 1.355-2(d)(1). The factors (device and nondevice) are not weighted equally. Thus, for example, the presence of a strong corporate business purpose (nondevice factor) can outweigh the fact that a distribution is pro rata (device factor). See 1.355-2(d)(4), Example (2).

/2/ In addition to those requirements expressly set out in the Code, the Regulations offers further explanatory statements (all of which are satisfied by Bio and Vital) regarding this requirement. See 1.355-3(b) passim.

John Karcanes, President                        9               January 10, 1997

Factors indicative of "device" include:

  . Pro rata, or substantially pro rata, distribution;

  . Subsequent sale or exchange of stock (whether or not negotiated or agreed upon before distribution);/3/

  . Nature and use/4/ of assets following the distribution.

1.355-2(d)(2).


Nondevice factors include:


  . Corporate business purpose;

  . Distributing corporation publicly traded and widely held;/5/

  . Distribution to domestic corporate shareholders.

1.355-2(d)(3).

If the transaction is specified in Regulation 1.355-2(d)(5), then ordinarily the Service will consider the distribution not to have been made principally as a device. Transactions ordinarily not considered a device include those where 1) the distributing and controlled corporations have no accumulated earnings and profits at the beginning of their respective taxable years; 2) the distributing and controlled corporations have no current earnings and profits at the date of

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/3/  The greater the percentage of stock sold and the shorter the time between the distribution and the sale or exchange, the stronger the evidence of device. 1.355-2(d)(2)(iii).

/4/ The "nature and use" of the assets looks to whether there are assets not used in the trade or business on the one hand or whether the one of the businesses is a "secondary business" which continues as a "secondary business" (i.e., providing goods or services) for the other business for a significant period following the distribution. 1.355-2(d)(3)(iv).

/5 That the distributing corporation is publicly traded is considered evidence of nondevice. "Publicly traded" means in this context that no shareholder directly or indirectly is the beneficial owner of more than 5 percent of any class of stock The presence of a 5-percent shareholder thus undercuts the argument that the company is publicly held which in turn constitutes a nondevice factor. Or, more simply put, the presence of a 5 percent shareholder could be seen by the Service as evidence of device.

John Karcanes, President                       10               January 10, 1997

distribution, and 3) no distribution of property by the distributing corporation immediately before the separation would require recognition of gain in current earnings and profits. 1.355-2(d)(5)./6/

The pro-rata distribution of Vital stock to Bio-Vascular shareholders is a factor indicative of "device" in the proposed transaction which can be balanced, and indeed offset, by the business exigencies requiring separation, i.e., a strong corporate business purpose. While Bio is a publicly traded and widely held corporation, a factor generally indicative of nondevice, the existence of any 5 percent shareholders soon after the spin-off, although none exist at the date of spin-off, might militate against this as a nondevice factor. How the Service would view the emergence of a greater than 5 percent shareholder following the transaction if that shareholder had decreased his interest to an amount below 5 percent just prior to the transaction is not clear. That Bio has no knowledge of any plan or intention on the part of its shareholders to sell either Bio or Vital stock following the transaction is also evidence of nondevice.


The lack of accumulated and current earnings and profits/7/ at the date of Bio's distribution of Vital is also supportive of an interpretation that the transaction is not a "device." However, following the spin-off, current earnings and profits are projected/8/ for Bio for its year ending October 31, 1997. The absence of accumulated and current earnings and profits at the date of Vital's distribution, it could be argued, should outweigh the existence of earnings and profits at the end of Bio's fiscal year as evidence of nondevice, especially given the vagaries which will ultimately determine the extent to which there are current earnings and profits at the end of Bio's fiscal year.

--------------------------------------------------------------------------------
/6/ 1.355-2(d)(5) includes other transactions deemed not to be a device which are not relevant to this transaction.

/7/ Bio has calculated, in accordance with regulations 1.1502-33 and 1.312-10, the affiliated group's accumulated earnings and profits as of November 1, 1996. According to these calculations, there are no accumulated earnings and profits. Similarly, no current earnings and profits are projected as of the date of the spin-off. Following Vital's spin-off, however, Bio will have income which will result in current earnings and profits for Bio at year end, October 31, 1997.

/8/ Given the date of Vital's distribution, it is not possible to predict with accuracy what Bio's current earnings and profits will be at October 31, 1997. However, if the distribution of Vital is deemed to be a taxable transaction, then the distribution will be treated as ordinary income, to the extent of earnings and profits. See sections 301(a) and (c)(1) (a distribution of property (including stock (see section 317(a)) shall be treated as ordinary income to the extent of current earnings and profits (see section 316)). If the distribution exceeds the amount of current and accumulated earnings and profits, then it is treated first as a recovery of basis (see section 301(c)(2)) and then as an amount received as capital gain (gain from the sale of a capital asset)(see section 301(c)(3)). In short, to the extent of any current earnings and profits at the end of Bio's fiscal year and if the transaction is deemed to be a taxable, not a tax-free, spin-off there would be ordinary income.

John Karcanes, President                   11                   January 10, 1997

Nonetheless, the existence of current earnings and profits poses a risk: not only does it serve as evidence of device, but also because gain could result to the corporation with the Vital stock deemed a distribution to shareholders of appreciated property (if it results in the spin-off being deemed a taxable distribution)./9/

At the date of distribution each company will own its respective assets to be used in its trade or business. All liquid assets will be split between the companies in accordance with projections of the mid-term working capital needs of each respective company. Thus, there are no nonbusiness assets present to suggest a "bail-out" of liquid assets.

Regulation Requirements

Independent Business Purpose

The Regulations require an independent corporate business./10/ 1.355-2(b). "The principal reason for this business purpose requirement is to provide nonrecognition treatment only to distributions that are incident to readjustments of corporate structures required by business exigencies and that effect only readjustments of continuing interests in property under modified corporate forms." 1.355-2(b)(1). This business purpose requirement is independent of other section 355 requirements. A corporate business purpose is a "real and substantial non-Federal tax purpose germane to the business of the distributing corporation, the controlled corporation or the affiliated group[.]" 1.355-2(b)(2).

The proposed transaction is motivated entirely by real and substantial non-Federal tax purposes germane to the business of both Bio and Vital. Given that increased Federal income tax will

--------------------------------------------------------------------------------
/9/ Section 311(b) prescribes that if a corporation distributes property (including stock) to a shareholder and the fair market value of such property exceeds its adjusted basis in the hands of the distributing corporation, then the corporation shall recognize gain as if the property were sold to the distributee shareholder at its fair market value. Given that no accurate projection is available of the value at which Vital stock will trade following its distribution, it is not possible to predict with any meaningful accuracy the amount of any "311(b) gain." Suffice it to say, however, that if the spin-off fails to qualify as a tax-free distribution, to the extent that there exists 311(b) gain, there will be current earnings and profits at least in an amount equal to that gain (i.e., the amount by which the fair market value of Vital stock (determined by the price at which it is traded following its distribution) exceeds its basis in Bio's hands, that is the value of Vital stock at its date of acquisition by Bio in the tax-free reorganization under section 368(a)(1)(B)).

/10/ Note that while an independent business purpose is a separate requirement, a strong corporate business factor also serves as evidence of nondevice. See 1.355-2(b)(2) and 1.355-2(d)(3) (discussed supra).

John Karcanes, President                     12                 January 10, 1997

likely result from the transaction (because Vital's losses will no longer be available to offset Bio's income), it should be clear that the transaction is not motivated by tax avoidance purposes.

More specifically, the spin-off of Vital by Bio is motivated by the current business exigencies of these two distinct and disparate businesses. As separate companies,

  . each business will be more attractive to the capital markets;

  . each business will be able to focus its management resources on its own business requirements;

  . each business will be able to invest in research and development and marketing needs appropriate to its distinct stage of development;

  . each business will be able to focus on its distinct distribution and marketing channels.

The two companies lack a common technology base. This lack of common technology results in competition for the limited resources available rather than the synergy anticipated at the date of acquisition. This lack of synergy also causes confusion in the capital markets on the correct valuation of the these two very different businesses uncomfortably co-existing as one entity. The disparate nature of Bio and Vital also requires different marketing strategies and sales channels. Together Bio and Vital are unable to benefit from their present circumstances, which have arisen since the acquisition in 1994. In short, both Bio and Vital have the potential for significant growth as independent businesses, potential which is unavailable to either so long as they remain together.


Continuity of Interest


A continuity of interest requirement is prescribed by the Regulations as an independent requirement for spin-off transactions as well as reorganizations. 1.355-2(c). "Section 355 applies to a separation that effects only a readjustment of continuing interests in the property of the distributing and controlled corporations." Id. Thus persons who were directly or indirectly the owners of the enterprise prior to the distribution must own stock sufficient to establish continuity of interest in the modified corporate forms existing after the separation. No minimum required continuity is specified, although 50 percent should be sufficient. See 1.355-2(c)(2), Example (2). A non-pro-rata distribution (if, for example, some shareholders were to own Bio and others Vital after the separation) would not, however, violate the continuity of interest requirement. 1.355-2(c)(2), Example (1).

Because the proposed transaction is a pro rata distribution and because Bio, Vital and its representatives have no knowledge of any plan or intention by any shareholders to sell or

John Karcanes, President                13                      January 10, 1997

otherwise dispose of their stock in Bio or Vital following the transaction, there should be approximately 100 percent continuity of interest. Thus the continuity of interest requirement should be well satisfied.

Revenue Procedure 96-30

Revenue Procedure 96-30 sets forth the current guidelines for taxpayers seeking an advance ruling on the tax-free status of a spin-off. This recent revenue procedure, published May 6, 1996, also aims to provide somewhat more liberalized guidelines and business purposes under which advance rulings may be sought. Since publication only two private letter rulings have been issued under these guidelines and neither have yet been made publicly available. In sum, guidance for how the Service will rule based on Revenue Procedure 96-30 is lacking. As stated earlier, however, adherence to these guidelines should provide substantial authority/11/ for treating a transaction as qualifying for tax-free treatment under section 355.

Revenue Procedure 96-30 offers for the first time as a valid corporate business purpose the "fit and focus" purpose. "Fit and focus" defines as a valid corporate business purpose a separation undertaken to enhance the success of the businesses by enabling the corporations to resolve management, systemic, or other problems that arise (or are exacerbated) by the taxpayer's operation of different businesses within a single corporation or affiliated group. In essence, what the "fit and focus" business purpose recognizes is a management level "going your own way" purpose. See 1.355-2(b)(5), Example (2). The "going your own way" business purpose represents, essentially, a "clean break" by the two corporations, circumstances which offer less possibility that the separation is undertaken as a "bail-out" of corporate earnings and profits.

Because this business purpose is a modified "going your own way" purpose, the Service will look with special scrutiny at evidence of a continued relationship between Bio and Vital following the transaction. The presence of a continuing relationship undercuts the importance of this business purpose as a real and substantial non-Federal tax purpose. Thus, the presence of a significant shareholder will ordinarily result in the Service not issuing an advance ruling. A "significant shareholder" is defined as a person who owns, directly or indirectly, 5 percent or more of either the distributing or controlled corporations and who actively participates in the management or operation of either corporation.

Other factors will cause the Service to scrutinize the transaction for inconsistencies between the business purpose invoked and any retained interests, whether these interests are evidenced by equity interests or overlapping management or employment relationships. Factors expressly cited as inviting special scrutiny include:

--------------------------------------------------------------------------------

/11/ See supra, note 1.

John Karcanes, President                    14                  January 10, 1997

  . any continuing relationship between the distributing and controlled corporations;

  . the cross ownership by a significant shareholder of any direct or indirect continuing interest in both distributing and controlled corporations;

  . overlap, other than transitional, between the respective Boards of Directors.

Only/12/ Dr. Vincent Argiro currently qualifies as a significant shareholder, because of his greater than 5 percent interest (5.6-5.4 percent) and his key position within Vital. As the transaction is currently structured, Dr. Argiro will sell on the open market stock sufficient to reduce his interest at the date of the transaction to less than 5-percent. Dr. Argiro, an individual critical to Vital's success, will continue his employment relationship with Vital and will continue to own his pro rata share of both Bio and Vital stock following the spin-off.

No long-term continuing relationship will exist between Bio and Vital. Nevertheless, to ensure continuity of management and to facilitate the transition following the distribution, the Board of Directors of Bio and Vital will share no more than three common directors for the transition period, anticipated to last no longer than 18 months. After this period of transition, a one-member overlap between the Bio and Vital boards is likely. Vital will assume responsibility for Accounting, Finance, Human Resources and Regulatory Affairs, within a reasonable period of time after the hire of individuals responsible for any particular activity, presumably for a given department within two months of each new hire. It is expected that the transition will be effected, in toto, as the hire of different positions and responsibilities is completed. In no case will the entire transition period extend beyond six months post-distribution.

Basis

The basis of stock received by a distributee shareholder in a transaction qualifying under section 355 is determined by the provisions of section 358. Where no boot is received,/13/ the aggregate bases of the original stock or securities of each shareholder will be allocated/14/ among the stock

--------------------------------------------------------------------------------

/12/ Perkins Capital Management currently controls 9.4 percent of Bio-Vascular stock. Richard W. Perkins, President of Perkins Capital Management and a Bio Director owns stock individually as well. Mr. Perkins disclaims beneficial ownership of the stock owned through Perkins Capital Management and thus is not deemed to be a significant shareholder for purposes of this analysis.

/13/ If boot is received, the boot takes as its basis its fair market value. See section 358(a)(2). The basis of the nonrecognition property is thereby reduced by the amount of the boot received and then increased by the amount of any dividend or gain recognized. 358(a)(1)

/14/ See 1.358-2.

John Karcanes, President                  15                    January 10, 1997

received or retained in proportion to their respective fair market values./15/ In short, each shareholder allocates his existing basis in Bio stock between the Bio and Vital stock owned after the separation in proportion to their relative fair market values.

Conclusion

Based on the transaction as it is currently structured:

 . a pro rata distribution of Vital stock made when there are no accumulated earnings and profits and no current earnings and profits at the date of separation (although there may be current earnings and profits at the end of Bio's fiscal year);

 . no significant shareholders in existence at the time of the spin-off or anticipated following the spin-off;

 . a three-member overlap for a period of no longer than 18 months between the Boards of Directors of Bio and Vital;

 . temporary Bio management support will be provided to Vital which will assume responsibility for Accounting, Finance, Human Resources and Regulatory Affairs, within a reasonable period of time after the hire of each of the individuals responsible for any particular activity, presumably within two months of each new hire. It is expected that the transition will be effect, in toto, as the hire of different positions and responsibilities is completed, and in no case will the entire transition period extend beyond six months post-distribution. Consideration for services rendered will be based on fair market value bargained for by parties at arm's length;

 . a strong business purpose mandating the separation of the two corporations for their continued growth and, indeed, viability;

 . all of the 355 statutory and regulatory requirements expressly satisfied,

it appears that there is substantial authority for viewing this corporate separation as a non-taxable transaction under section 355 of the Internal Revenue Code. Because of the lack of any rulings
--------------------------------------------------------------------------------

/15/    The relative fair market value of the two companies' stock will be determined by the prices at which the two companies' shares are publicly traded following the separation. Given that the fair market value at which the shares will trade is unknown and given that the gain (or loss) for each individual shareholder will be determined by the difference between the stock trading price and the shareholder's basis, no prediction of the tax consequences to individual shareholders is possible based on information currently available.

John Karcanes, President                16                      January 10, 1997

issued and published based on Revenue Procedure 96-30, which sets forth this new business purpose ("fit and focus"), it is not possible to assert with any greater certitude that the current transaction is structured to allay all of the Services concerns in a tax-free spin-off.

     If you have any questions or comments on this matter, please call Jim Griebel or Rob Wight of our office at 370-9300.


                                    Very truly yours,

                                    /s/ Coopers & Lybrand L.L.P.
                                    COOPERS & LYBRAND L.L.P.



JBG/WRW:te-K74